December 17, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Matthew Crispino

	Re:	NetSuite Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-144257)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed initial public offering by the Company of up to 7,130,000 shares of common stock of the Company, par value $0.01 per share, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. Eastern time on December 19, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 5, 2007, through the date hereof:

Preliminary Prospectus dated December 5, 2007:

A total of 4,025 copies were distributed as follows: 861 copies to institutional investors, 2,522 copies to prospective underwriters and 642 copies to prospective dealers, individuals, rating agencies and others.

We advise that the underwriters have complied and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC,
W.R. HAMBRECHT + CO., LLC
as representatives of the several underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

/s/ Steve West
Name: Steve West
Title: Managing Director